                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3 )*
                                      ---

                                SCANFORMS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  8806011102
                           -------------------------
                                (CUSIP Number)

                      WOLF, BLOCK, SCHORR AND SOLIS-COHEN
                        Twelfth Floor Packard Building
                            Philadelphia, PA 19102
                     Attention:  Mark K. Kessler, Esquire
                                 215-977-2576
               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 15, 1996
                     ------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.

(A fee is not required only if the reporting person : (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages
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-----------------------                                  ---------------------
  CUSIP NO. 8806011102                  13D                PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SABASTIAN A. CARCIOPPOLO
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 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]

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 3   SEC USE ONLY



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 4   SOURCE OF FUNDS*

     BK;PF;OO

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 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)

     [_]
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 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

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                     7   SOLE VOTING POWER

     NUMBER OF           550,620
      SHARES       -----------------------------------------------------------
    BENEFICIALLY     8   SHARED VOTING POWER
     OWNED BY
       EACH              1,006,268
     REPORTING     -----------------------------------------------------------
      PERSON         9   SOLE DISPOSITIVE POWER
       WITH
                         550,620
                   -----------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         1,006,268
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     550,620
------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [X]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.5%
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14   TYPE OF REPORTING PERSON*

     IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.   Security and Issuer.
          -------------------

          The title of the class of equity securities to which this statement relates is the common stock, $.01 par value (the "Common Stock"), of Scanforms, Inc., a Delaware corporation (the "Company"). The principal executive office of the Company is located at 181 Rittenhouse Circle, Keystone Park, Bristol, Pennsylvania 19007-0602.

Item 2.   Identity and Background.
          -----------------------

          This statement is being filed by Sabastian A. Carcioppolo (the "Reporting Person"), a U.S. citizen whose principal business address is c/o Scanforms, Inc., 181 Rittenhouse Circle, Keystone Park, Bristol, Pennsylvania 19007-0602. The present principal occupation of the Reporting Person is that of an independent consultant and a member of the Board of Directors of the Company.

          During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Compensation.
          ------------------------------------------------

          As more fully described in Item 4 of this filing, it is anticipated that the source of funds for the going private transaction proposed by the Reporting Person and Robert A. Samans ("Mr. Samans"), the Chairman of the Board and President of the Company, pursuant to the merger agreement also described in
Item 4, will be bank financing.

Item 4.   Purpose of Transaction.
          ----------------------

          On February 15, 1996, the Company entered into a merger agreement with SCFM Corp., a Delaware corporation which is wholly owned by the Reporting Person and Mr. Samans, which would pay $3.60 cash per share to the Company's public stockholders (including the purchase at that price of an aggregate of $500,000 of common stock held by each of the Reporting Person and Mr. Samans) and would result in the Company becoming privately held by the Reporting Person and Mr. Samans. This action resulted from a process commenced with a public announcement in March 1995 of the Company's willingness to consider proposals for a significant transaction, and subsequent efforts by Janney Montgomery Scott, the investment banking firm retained for that purpose. The effectuation of the merger is contingent upon the completion of final documentation of a bank financing, and the approval of the Company's shareholders at a special meeting after the preparation and distribution of proxy materials. Janney Montgomery Scott has rendered a fairness opinion in connection with the transaction.

          At the present time, other than the actions described in the preceding paragraph, the Reporting Person has no specific plans or proposals that would relate to or result in any of the actions specified in clauses (a) through (j) of Item 4. However, the Reporting Person may consider any such plans or proposals in the future, if deemed appropriate.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          On the date of this Schedule 13D, the Reporting Person is the beneficial owner of 550,620 shares of Common Stock. Based upon the 3,546,648 shares of Common Stock currently outstanding, as reported in the Company's Proxy Statement for Annual Meeting of Stockholders to be held on February 27, 1996, as filed on January 29, 1996 (the "Proxy Statement"), the Reporting Person beneficially owns 15.5% of the outstanding Common Stock.

          The Reporting Person has sole voting and dispositive power with respect to 550,620 shares.

          To the best of the undersigned's knowledge, on the date of this
Schedule 13D, Mr. Samans, together with whom the Reporting Person may be deemed a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, is the beneficial owner of 1,006,268 shares of Common Stock. Based upon the 3,546,648 shares of Common Stock currently outstanding, as reported in the Proxy Statement, Mr. Samans beneficially owns 28.4% of the outstanding Common Stock. Under the provisions of Rule 13d-5 of the Act, the Reporting Person may be deemed to own beneficially all of the shares of Common Stock owned by Mr. Samans. However, the Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock owned by Mr. Samans.

          To the best of the undersigned's knowledge, during the last five years, Mr. Samans has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          To the best of the undersigned's knowledge, during the last five years, Mr. Samans has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Samans was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          See the description, contained in Item 4, of the merger agreement.

Item 7.        Exhibits.                                                   Page
               --------                                                    ----
Exhibit 1      Agreement and Plan of Merger dated February 15, 1996
               between SCFM Corp. and Scanforms, Inc.                        **

Exhibit 2      Scanforms, Inc. Press Release dated February 16, 1996.        **

_____________
** Filed electronically herewith.



                                   Signature
                                   ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             /s/ Sabastian A. Carcioppolo
                                             ------------------------------
                                             Sabastian A. Carcioppolo


Dated: March 20, 1996